UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

X	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)
For the fiscal year ended December 31, 2010

 OR

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the transition period from              to             .

Commission file number 1-2376

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Full title of the plan and the address of the plan, if different from that of the issuer named below

FMC CORPORATION
1735 MARKET STREET
PHILADELPHIA, PA 19103

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm
To the Participants and the Employee Welfare Benefits Plan Committee
FMC Corporation:
We have audited the accompanying statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Philadelphia, Pennsylvania
June 17, 2011

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009
(in thousands)
	2010	2009
Assets:
Investments at Fair Value	$539,900	$460,260
Receivables:
Contributions receivable	1,592	1,111
Notes receivable from participants	7,692	7,246
Total assets	549,184	468,617

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	(853)	1,106
Net assets available for benefits	$548,331	$469,723

See accompanying notes to financial statements.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009
(in thousands)

	2010	2009
Additions:
Interest and dividend income	$9,143	$7,274
Net appreciation in investments (note 3)	89,818	75,483
Contributions:
Participants	17,288	16,682
Employer	7,260	6,849
Total additions	123,509	106,288

Deductions:
Benefits paid to participants (note 1)	44,657	35,116
Administrative expenses (notes 1, 2 and 4)	244	291
Total deductions	44,901	35,407
Net increase	78,608	70,881
Net assets available for benefits, beginning of year	469,723	398,842
Net assets available for benefits, end of year	$548,331	$469,723

See accompanying notes to financial statements.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2010 and 2009

(1) Description of the Plan
The following description of the FMC Corporation Savings and Investment Plan (the Plan) provides only general information. A more complete description of the Plan's provisions may be found in the plan document.

(a)	General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees of FMC Corporation (FMC or the Company) (other than employees who generally reside or work outside of the United States). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The Plan is administered by the Employee Welfare Benefits Plan Committee of FMC Corporation.

(b)	Contributions

Participants may elect to defer not less than 2% and no more than 50% of their annual compensation, and contribute it to the Plan's trust on a pretax or Roth (after‑tax) basis up to the Internal Revenue Code Section 402(g) limit for 2010 of $16,500. Participants who are age 50 or older by the end of the plan year may choose to contribute pretax catch‑up contributions, up to a maximum of $5,500. Participants may also elect to make traditional after‑tax contributions (all contributions may not exceed 50% of their total compensation in aggregate). For eligible employees participating in the Plan, except for those employees covered by certain collective bargaining agreements, the Company makes matching contributions of 80% of the portion of those contributions up to 5% of the employee's compensation (Basic Contribution), regardless of the $16,500 402(g) limit. The Company matching contributions are paid in the form of cash and are allocated to participant accounts based upon the participant's investment elections. For the 2010 plan year, total annual contributions from all sources, other than catch‑up contributions, were limited to the Internal Revenue Code Section 415(c) limit of the lesser of 100% of compensation or $49,000.
Additionally, effective July 1, 2007, all newly hired and rehired salaried and nonunion hourly employees of the Company receive an annual employer contribution of 5% of the employee's eligible compensation. This amount is contributed to the employee's account after the end of each plan year. This change was instituted for these employees effective July 1, 2007, since newly hired and rehired salaried and nonunion hourly employees are no longer eligible for the Company's defined benefit plan. The 5% contribution funds are not eligible for participant withdrawals and loans (note 1(g)) but are subject to the same vesting requirements as discussed in note 1(e). Additionally, the 5% contribution funds are included in the 415(c) limit described above but not in the $16,500 402(g) limit on pretax contributions also described above. The amount of these 5% contributions funds included in the statements of changes in net assets available for benefits were approximately $1,592,000 and $1,111,000 for the years ended December 31, 2010 and 2009, respectively.

(c)	Trust

The Company established a trust (the Trust) at Fidelity Management Trust Company (the Trustee) for investment purposes as part of the Plan. The Trustee is also the Plan's recordkeeper.

(d)	Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments to each investment option selected. Investment options include the following:

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2010 and 2009

FMC Stock - Funds are invested in the common stock of FMC.
Clipper Fund - Funds are invested in common stock of corporations that are considered undervalued by the fund manager and in long‑term bonds.
Fidelity Blue Chip Growth Fund Class K - Funds are invested primarily in the common stock of well‑known and established companies. (Effective January 7, 2009, this fund was closed to new investments within the Plan. This fund was converted to K shares, which have lower expenses than retail shares effective November 20, 2009.)
Fidelity Capital and Income Fund - Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower‑quality debt securities.
Fidelity Diversified International Fund Class K - Funds are invested primarily in stock of companies located outside the United States. (This fund was converted to K shares which have lower expenses than retail shares effective November 20, 2009.)
Fidelity Freedom Funds - A series of asset allocation funds: Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, and Freedom 2040 Fund. The five target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates.
Fidelity Freedom Income Fund - Designed for those already in retirement, the fund emphasizes bond and money market mutual funds.
Fidelity Low‑Priced Stock Fund Class K - Funds are heavily invested in stocks considered to be undervalued by the fund manager, which can lead to investment in small‑ and medium-sized companies. (This fund was converted to K shares, which have lower expenses than retail shares effective November 20, 2009.)
Fidelity Magellan Fund Class K - Funds are primarily invested in common stock of growth or value companies. (This fund was converted to K shares, which have lower expenses than retail shares effective November 20, 2009.)
Fidelity Managed Income Portfolio II Class 2 - Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund's investment manager. For the plan years ended December 31, 2010 and 2009, the effective annual yield for the fund was approximately 1.68% and 1.88%, respectively, and the crediting interest rates for the fund was approximately 1.83% and 1.53%, respectively.
Fidelity Puritan Fund Class K - Funds are invested in both equity and debt securities, including lower‑quality debt securities, and U.S. and foreign securities, including those in emerging markets. (This fund was converted to K shares, which have lower expenses than retail shares effective November 20, 2009.)
Fidelity Retirement Government Money Market Portfolio - Funds are invested in short‑term obligations of the U.S. government or its agencies.
Fidelity U.S. Equity Index Pool Fund - Funds are invested primarily in common stock of the 500 companies that comprise the S&P 500.
John Hancock Classic Value Fund - Class I - Funds are invested primarily in domestic equity securities, which are currently considered undervalued relative to the market by the fund manager, based on estimated future earnings and cash flow.
Morgan Stanley Institutional Fund Trust Mid-Cap Growth - Funds are invested primarily in common stock of small- to mid-sized companies that are expected to grow rapidly and perform well.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2010 and 2009

Franklin Mutual Quest Fund Class Z - Funds are invested primarily in common and preferred stock, debt securities, and convertible securities that are considered undervalued by the fund manager.
Allianz CCM Emerging Companies Fund - Institutional Class - Funds are invested primarily in common stock of companies with market capitalizations of at least $100 million that the fund manager believes have the potential for growth.
PIMCO Total Return Institutional Class - Funds are invested primarily in U.S. government, corporate, mortgage, and foreign bonds.
Royce Special Equity Institutional Class - Fund invests at least 80% of its assets in common stock of companies with market capitalizations less than $1 billion, attempting to find inexpensive companies with high returns on assets and low leverage. The fund invests in companies whose price is significantly lower than the fund managers' assessment of their economic value.
Sequoia Fund - Fund investments are concentrated in a relatively small number of mostly U.S. headquartered companies that the fund manager believes have long‑term growth potential.
Spartan International Index Fund - Fund normally invests at least 80% of its assets in common stock included in the Morgan Stanley Capital International Europe, Australasia, and the Far East Index (MSCI EAFE Index), which represents the performance of developed stock markets outside the United States and Canada.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contributions and related earnings is applied using a graded scale that is based on years of service. A participant is 100% vested after five years of service.

(f)	Payment of Benefits

Upon termination of service due to retirement, death, disability, or attainment of age 59½, any participant or, if applicable, their beneficiary may elect to immediately receive a lump‑sum distribution equal to the vested balance of his or her account. Participants or beneficiaries whose accounts were valued at not less than $1,000 upon termination are able to elect to defer their lump‑sum distribution, take distribution in the form of period payments or receive installments (annually, quarterly, or monthly) over a period of 20 years or less or over the life expectancy of the participant.

(g)	Participant Withdrawals and Loans

The Plan allows participants to make hardship cash withdrawals (subject to income taxation and Internal Revenue Service penalties) from some or all of their vested account balances. Participants that receive hardship withdrawals are not allowed to make contributions to the Plan for the six month period following the hardship withdrawal. Withdrawals from participants' after‑tax and rollover accounts may be made at any time. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance. Loans must be repaid over a period not greater than 60 months with the exception of loans used for the purchase of primary residence which may be repaid over a maximum of 240 months with interest charged at the prime rate. As of December 31, 2010, the interest rates on the participant loans range from 3.25% to 9.25%.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2010 and 2009

(h)	Forfeited Accounts

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $216,337 and $333,331, respectively. These accounts will be used to pay for future plan expenses and may be used to reduce future employer contributions. In 2010 and 2009, $286,186 and $56,983, respectively, were paid from forfeited nonvested accounts to reduce employer contributions. Also, in 2010 and 2009, $170,888 and $210,972, respectively, in plan expenses were paid from forfeited nonvested accounts.

(2) Summary of Significant Accounting Policies
The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan's financial statements have been prepared using the accrual basis of accounting.

(b)	Fully Benefit‑Responsive Investment Contracts

The Plan applies the accounting guidance that requires that investment contracts held by a defined contribution plan are to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit‑responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fully benefit‑responsive investment contracts that are part of the Plan are included in the Fidelity Managed Income Portfolio II Class 2 Fund. As required by the accounting guidance, the statements of net assets available for benefits present the difference between the fair value of the investment contracts and their contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(c)	Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. Quoted or estimated market prices and net asset value (NAV) for mutual fund and stock (FMC) funds are used to value investments. Security transactions are recorded in the financial statements on a trade‑date basis. Dividends are recorded as of the ex‑dividend date. Interest is recorded as earned on the accrual basis. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.
The Plan invests in fully benefit‑responsive investment contracts with banks and insurance companies that guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These investment contracts are presented at fair value on the statements of net assets available for benefits and adjusted to contract value, which is equal to total cost of the investment (amount paid at time of purchase plus or minus any additional deposits or withdrawals) plus accrued interest.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2010 and 2009

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)	Payment of Benefits

Benefit payments are recorded when paid.

(g)	Expenses

The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided for in the Plan.

(h)	Recently Adopted Accounting Standard

In September 2010, the FASB issued new authoritative guidance on reporting loans to participants by Defined Contribution plans. The new literature requires participant loans to be classified as notes receivable from participants (measured at unpaid principal balance plus any accrued but unpaid interest) rather than investments (measured at fair value). The guidance was effective for the Plan for the year ended December 31, 2010. The adoption of the new accounting guidance had no impact on the Plan's financial statements.

(3) Investments
The following investments represent 5% or more of the Plan's net assets available for benefits as of December 31, 2010 and 2009:

	December 31,
(in thousands)	2010	2009
FMC Stock	$208,143	$159,306
Fidelity Managed Income Portfolio II Class 2	86,401	88,006

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2010 and 2009

For the years ended December 31, 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Years ended December 31,
(in thousands)	2010	2009
FMC Stock	$65,413	$34,311
Clipper Fund	1,677	3,502
Fidelity Blue Chip Growth Fund Class K	2,433	4,087
Fidelity Capital and Income Fund	991	3,282
Fidelity Diversified International Fund Class K	1,298	4,255
Fidelity Freedom 2000 Fund	21	42
Fidelity Freedom 2010 Fund	352	839
Fidelity Freedom 2020 Fund	1,056	1,694
Fidelity Freedom 2030 Fund	587	785
Fidelity Freedom 2040 Fund	407	479
Fidelity Freedom Income Fund	36	72
Fidelity Low-Priced Stock Fund Class K	3,134	4,443
Fidelity Magellan Fund Class K	758	1,958
Fidelity Puritan Fund Class K	823	1,319
Fidelity U.S. Equity Index Pool Fund	1,281	1,885
John Hancock International Classic Value Fund I	—	(6)
John Hancock Classic Value Fund I	178	224
Morgan Stanley Institutional Fund Trust Mid Cap Growth	3,674	4,089
Franklin Mutual Quest Fund Class Z	450	2,560
Allianz CCM Emerging Companies Fund – Institutional Class	949	501
PIMCO Total Return – Institutional Class	(67)	939
Royce Special Equity – Institutional Class	548	496
Sequoia Fund	3,584	2,686
Spartan International Index Fund	235	1,041
	$89,818	$75,483

(4) Related‑Party Transactions
Certain plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan, and therefore, these transactions qualify as party‑in‑interest transactions. Fees paid by the Plan for the investment management and certain administrative services amounted to $244,044 and $291,457 for the years ended December 31, 2010 and 2009, respectively.

(5) Tax Status
The Internal Revenue Service (the IRS) has determined and informed the Company by letter dated May 22, 2000 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax and ERISA counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. The Plan has applied for a new IRS determination letter, but has not yet received it as of the date the financial statements were issued.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2010 and 2009

In line with U.S. GAAP, plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

(6) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

(7) Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(8) Fair Value Measurements
The Plan has categorized its assets that are recorded at fair value, based on the priority of the inputs to the valuation technique, into a three‑level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial assets fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.
The Plan's recurring financial assets recorded on the statements of net assets available for benefits are categorized based on the inputs to the valuation techniques as follows:
Level 1 - Values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access (examples include active exchange‑traded equity securities and exchange‑traded mutual funds).
Level 2 - Values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset. Examples of Level 2 inputs include quoted prices for identical or similar assets or liabilities in nonactive markets and pricing models whose inputs are observable for substantially the full term of the asset or liability.
Level 3 - Values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2010 and 2009

The following table presents the Plan's fair value hierarchy for those financial assets measured at fair value on a recurring basis in the Plan's statements of net assets available for benefits as of December 31, 2010 and 2009. The Plan currently does not have any nonfinancial assets, nonfinancial liabilities, financial assets, or financial liabilities measured at fair value on a nonrecurring basis.

(in thousands)	December 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
FMC Stock	$208,143	$208,143	$—	$—
Clipper Fund	13,906	13,906	—	—
Fidelity Blue Chip Growth Fund Class K	14,795	14,795	—	—
Fidelity Capital and Income Fund	13,254	13,254	—	—
Fidelity Diversified International Fund Class K	19,180	19,180	—	—
Fidelity Freedom Funds	28,234	28,234	—	—
Fidelity Low-Priced Stock Fund Class K	18,269	18,269	—	—
Fidelity Magellan Fund Class K	7,346	7,346	—	—
Fidelity Managed Income Portfolio II Class 2	86,401	—	86,401	—
Fidelity Puritan Fund Class K	7,880	7,880	—	—
Fidelity Retirement Government Money Market Portfolio	17,229	—	17,229	—
Fidelity U.S. Equity Index Pool Fund	9,853	—	9,853	—
John Hancock Classic Value Fund I	1,422	1,422	—	—
Morgan Stanley Institutional Fund Trust Mid Cap Growth	16,356	16,356	—	—
Franklin Mutual Quest Fund Class Z	16,827	16,827	—	—
Allianz CCM Emerging Companies Fund - Institutional Class	3,910	3,910	—	—
PIMCO Total Return Institutional Class	23,839	23,839	—	—
Royce Special Equity Institutional Class	3,653	3,653	—	—
Sequoia Fund	24,305	24,305	—	—
Spartan International Index Fund	5,098	5,098	—	—
Investment Assets at fair value	$539,900	$426,417	$113,483	$—

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2010 and 2009

(in thousands)	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
FMC Stock	$159,306	$159,306	$—	$—
Clipper Fund	13,001	13,001	—	—
Fidelity Blue Chip Growth Fund Class K	12,995	12,995	—	—
Fidelity Capital and Income Fund	10,712	10,712	—	—
Fidelity Diversified International Fund Class K	19,313	19,313	—	—
Fidelity Freedom Funds	21,609	21,609	—	—
Fidelity Low-Priced Stock Fund Class K	16,227	16,227	—	—
Fidelity Magellan Fund Class K	7,156	7,156	—	—
Fidelity Managed Income Portfolio II Class 2	88,006	—	88,006	—
Fidelity Puritan Fund Class K	7,329	7,329	—	—
Fidelity Retirement Government Money Market Portfolio	17,757	—	17,757	—
Fidelity U.S. Equity Index Pool Fund	8,862	—	8,862	—
John Hancock Classic Value Fund I	1,007	1,007	—	—
Morgan Stanley Institutional Fund Trust Mid Cap Growth	11,522	11,522	—	—
Franklin Mutual Quest Fund Class Z	16,399	16,399	—	—
Allianz CCM Emerging Companies Fund - Institutional Class	2,208	2,208	—	—
PIMCO Total Return Institutional Class	18,595	18,595	—	—
Royce Special Equity Institutional Class	2,650	2,650	—	—
Sequoia Fund	20,177	20,177	—	—
Spartan International Index Fund	5,429	5,429	—	—
Investment Assets at fair value	$460,260	$345,635	$114,625	$—

The Plan had $113.5 million and $114.6 million of investments in certain investment funds, which are reported at fair value and categorized as Level 2 in the above tables at December 31, 2010 and 2009, respectively. The Plan has concluded that the NAV reported by the underlying funds approximates the fair value of these investments. These investments are redeemable with the fund at NAV under the original terms of the partnership agreements and/or subscription agreements and operations of the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the NAV of the funds and, consequently, the fair value of the Plan's interests in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan's interest in the funds.

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements—(Continued)
December 31, 2010 and 2009

(9) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the Plan's net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$548,331	$469,723
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	853	(1,106)
Net assets available for benefits per the Form 5500	$549,184	$468,617

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2010:

Net increase in net assets available for benefits per the financial statements	$78,608
Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,959
Net increase in net assets available for benefits per the Form 5500	$80,567

FMC CORPORATION
SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010
(In thousands, except shares)

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
FMC Stock*	FMC Corporation Common Stock, approximately 2,598,111 shares (the costs basis of the FMC Corporation Stock at December 31, 2010 totaled $73,532)	$208,143
Clipper Fund	Stock Long-Term Growth Fund	13,906
Fidelity Blue Chip Growth Fund Class K*	Large Companies Stock Fund	14,795
Fidelity Capital and Income Fund*	Equity Income and Growth Fund	13,254
Fidelity Diversified International Fund Class K*	Growth Mutual Fund of Foreign Companies	19,180
Fidelity Freedom Funds:*
Freedom 2000 Fund	Invest in stock, bonds, and money market mutual funds	515
Freedom 2010 Fund	Invest in stock, bonds, and money market mutual funds	4,393
Freedom 2020 Fund	Invest in stock, bonds, and money market mutual funds	12,104
Freedom 2030 Fund	Invest in stock, bonds, and money market mutual funds	6,236
Freedom 2040 Fund	Invest in stock, bonds, and money market mutual funds	4,252
Freedom Income Fund	Asset allocation series funds, primarily invest in other Fidelity mutual funds	734
Fidelity Low-Priced Stock Fund Class K*	Growth Mutual Fund	18,269
Fidelity Magellan Fund Class K*	Stock Long-Term Growth Fund	7,346
Fidelity Managed Income Portfolio II Class 2*	Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions	86,401
Fidelity Puritan Fund Class K*	Stock and Bond Fund	7,880
Fidelity Retirement Government Money Market Portfolio*	Money Market Mutual Fund	17,229
Fidelity U.S. Equity Index Pool Fund*	Stock Index Fund	9,853
John Hancock Classic Value Fund I	Domestic Equity Mutual Fund	1,422
Morgan Stanley Institutional Fund Trust Mid Cap Growth	Stock Long-Term Growth Fund	16,356
Franklin Mutual Quest Fund Class Z	Stock Long-Term Growth Fund	16,827
Allianz CCM Emerging Companies Fund - Institutional Class	Growth Mutual Fund	3,910
PIMCO Total Return - Institutional Class	Bond Mutual Fund	23,839
Royce Special Equity - Institutional Class	Stock Long-Term Growth Fund	3,653
Sequoia Fund	Stock Long-Term Growth Fund	24,305
Spartan International Index Fund	International Growth Fund	5,098
Total Investments at Fair Value		539,900
Notes receivable from participants * (1)	Varying rates of interest, 3.25% to 9.25%	7,692
Total assets		$547,592

* Represents a party-in-interest to the Plan.
(1) Current value represents unpaid principal balance plus any accrued but unpaid interest.
See accompanying report of independent registered public accounting firm.

Signatures
The Plan
Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC CORPORATION (Registrant)

By:	/S/ W. KIM FOSTER
W. Kim Foster Executive Vice President and Chief Financial Officer
Date: June 17, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm